

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Zhan Youdai, Chief Executive Officer
SMSA Palestine Acquisition Corp.
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

> **Re:** **SMSA Palestine Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 18, 2011**
> **File No. 333-169486**
> **Form 8-K/A**
> **Filed January 18, 2011**
> **File No. 000-53343**

Dear Mr. Youdai:

We have reviewed your amended registration statement and related documents referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and other referenced filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and other filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Our Business, page 23

1. We reissue in part comment six of our letter dated December 28, 2010. Please identify the "major global and local retailers" with which you are "in discussions for potential contracts", the status of such negotiations and any additional material information regarding such negotiations. In the alternative, remove the promotional disclosure regarding these negotiations.

2. We reissue comment seven of our letter dated December 28, 2010. We are unable to locate the changes you refer to in your supplemental response. Please revise the second

paragraph on page 32 and elsewhere as appropriate to disclose the percentage of your overall sales derived from the identified major retailers.

Competition, page 33

3. Please clarify the basis for your statement that you compete favorably with regard to product safety. For example, it is unclear whether you are implying that your competitors have not received the same certifications you describe in your added disclosure on page 33.

4. We note your statement in the third paragraph under Competition on page 33 that the company "believes its capacity to innovate is demonstrated by its relatively frequent new product launches, the rate of which it believes exceed the industry norm in China." It is unclear what new products you have launched other than your high-PH bamboo shoots and whether this is the sole basis for the quoted statement. Please advise or revise to briefly describe past product launches providing the basis for this statement.

Corporate Structure and History, page 39
Our Corporate History, page 39

5. Please reconcile your statement in the fifth paragraph of page 40 that "[b]efore the acquisition by Sino Oriental ... Cai Yangbo held 100% of the equity interest in Misaky on behalf of Zhan Youdai" with the statement in the sixth paragraph that "[o]n July 2, 2010, Cai Yangbo, the holder of a majority of the shares of Misaky". It is unclear whether in the latter reference you mean 100% rather than just a majority of the shares.

6. Please clarify the relationship of Mr. Cai Yangbo and Mr. Zhan Youdai before and after the exchange agreement between the company and Sino Oriental. For example, it remains unclear why an option agreement between Mr. Youdai and Mr. Yangbo would be necessary if Mr. Yangbo merely held the equity interest in Sino Oriental on behalf of Mr. Youdai pursuant to a trust-like arrangement. Moreover, it is unclear why Mr. Youdai would have to pay $84,981,327 to exercise such option when he was the beneficial owner of the exchanged shares.

7. In this regard, we note your references to Mr. Cai Yangbo as the "majority shareholder" of Sino Oriental in various locations in your document, such as the first paragraph of page 17 and the first paragraph of page 41. Please clarify these references to clearly indicate the beneficial ownership of such shares.

Cash Flows from Financing Activities, page 50

8. We reissue in part comment 17 of our letter dated December 28, 2010. Please quantify the terms "substantial amounts" and "significant amount" as used in the second full

paragraph on page 52 to describe the restrictions on borrowing and asset sales provided in your financing agreements.

Executive Compensation, page 60

9. Please revise to update your executive compensation disclosure through the fiscal year 2010.

10. We reissue in part comment 19 of our letter dated December 28, 2010. Please revise to provide the narrative disclosure required by Item 402(o) of Regulation S-K with respect to Mr. Zhan and Mr. Zhang. Also, please provide disclosure regarding Mr. Zhang's employment agreement with Fujian Yada Group and file it as an exhibit to your next amendment.

Employment Agreements, page 61

11. We note your added disclosure to the second paragraph under Employment Agreements on page 61 in response to comment 20 of our letter dated December 28, 2010. Please clarify whether Mr. Tsang has been awarded the options or whether they are still subject to Board approval. Furthermore, please file the 2010 Stock Incentive Plan as an exhibit to your next amendment.

Index to Financial Statements, page Q-1

12. Revise the index heading to indicate the financial statements are those of SMSA Palestine Acquisition instead of Fujian Yada Group.

Exhibit 5.1 – Legality Opinion

13. Please revise your legality opinion to include your counsel's determination that the securities covered by the opinion are "duly authorized" rather than "dully authorized".

Exhibit 23.2 - Accountant's Consent

14. Advise your accountant to revise the consent to refer to the financial statements of SMSA Palestine Acquisition and to reflect the fact that the audit report is dual-dated.

Form 8-K/A filed January 18, 2011

15. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director